PRICING SUPPLEMENT No. 1059B
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-162195
Dated January 26, 2011



Performance

$1,817,100 Deutsche Bank AG Trigger Performance Securities
Linked to the Hang Seng China Enterprises Index due on January 29, 2016

Investment Description

The Trigger Performance Securities (the "**Securities**") are unsubordinated and unsecured debt obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of the Hang Seng China Enterprises Index (the "**Index**"). If the Index Return is positive, the Issuer will repay the full principal amount at maturity and pay a return equal to the Index Return multiplied by the Participation Rate of 107.50%. If the Index Return is zero or negative and the Final Level is greater than or equal to the Trigger Level, the Issuer will repay the full principal amount at maturity. However, if the Final Level is less than the Trigger Level, the Issuer will pay less than the full principal amount at maturity, resulting in a loss to investors that is proportionate to the percentage decline in the Index. **Investing in the Securities involves significant risks. You will not receive interest or dividend payments during the term of the Securities. You may lose some or all of your principal amount. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent repayment of principal at maturity, is subject to the creditworthiness of the Issuer. If the Issuer were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

☐ **Participation in Positive Index Returns:** If the Index Return is positive, the Issuer will repay the principal amount at maturity and pay a return equal to the Index Return multiplied by the Participation Rate. If the Index Return is negative, investors may be exposed to the decline in the Index at maturity.

☐ **Downside Exposure with Contingent Repayment of Principal at Maturity:** If the Index Return is zero or negative and the Final Level is not less than the Trigger Level, the Issuer will repay the principal amount at maturity. However, if the Final Level is less than the Trigger Level, the Issuer will pay less than the full principal amount, resulting in a loss to investors that is proportionate to the percentage decline in the Index. The contingent repayment of principal applies only if you hold the Securities to maturity. You may lose some or all of your principal amount. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of the Issuer.

Key Dates

Trade Date	January 26, 2011
Settlement Date	January 31, 2011
Final Valuation Date[1]	January 25, 2016
Maturity Date[1]	January 29, 2016

[1] See page 3 for additional details.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE INDEX. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF DEUTSCHE BANK AG. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 4 OF THIS PRICING SUPPLEMENT AND UNDER "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

We are offering Trigger Performance Securities Linked to the Hang Seng China Enterprises Index. The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index. The Securities are unsubordinated and unsecured debt obligations and are offered at a minimum investment of $1,000.

Index	Initial Level	Participation Rate	Trigger Level	CUSIP/ISIN
Hang Seng China Enterprises Index	12,649.97	107.50%	6,324.99, equal to 50.00% of the Initial Level	25154P535 / US25154P5355

See "Additional Terms Specific to the Securities" in this pricing supplement. The Securities will have the terms specified in underlying supplement No. 1 dated September 29, 2009, product supplement B dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part, the prospectus dated September 29, 2009 and this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement, product supplement B and underlying supplement No. 1. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions[(1)]	Proceeds to Us
Per Security	$10.00	$0.35	$9.65
Total	$1,817,100.00	$63,598.50	$1,753,501.50

[(1)] For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,817,100.00	$210.97

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this pricing supplement, together with the underlying supplement No. 1 dated September 29, 2009, product supplement B dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf
- Product supplement B dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200252/d424b21.pdf
- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf
- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement us if you so request by calling toll-free 1-800-311-4409.

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Securities" refers to the Trigger Performance Securities Linked to the Hang Seng China Enterprises Index that are offered hereby, unless the context otherwise requires.

This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 4 of this pricing supplement and "Risk Factors" on page 5 of the accompanying product supplement.

The Securities may be suitable for you if among other considerations:

- You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as the Index.
- You believe that the Index will appreciate over the term of the Securities and you are willing to invest in the Securities based on the Participation Rate of 107.50%.
- You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Index.
- You do not seek current income from your investment and are willing to forego dividends paid on the Index stocks.
- You are willing to hold the Securities to maturity, which have a term of 5 years, and accept that there may be little or no secondary market for the Securities.
- You are willing to assume the credit risk of Deutsche Bank AG for all payments under the Securities, and understand that if Deutsche Bank AG defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Securities may *not* be suitable for you if among other considerations:

- You require an investment designed to provide a full return of principal at maturity.
- You are not willing to make an investment that may have the same downside market risk as the Index.
- You believe that the level of the Index will decline during the term of the Securities and is likely to close below the Trigger Level on the Final Valuation Date.
- You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Index.
- You seek current income from this investment or prefer to receive the dividends paid on the Index stocks.
- You are unable or unwilling to hold the Securities to maturity, which have a term of 5 years, or you seek an investment for which there will be an active secondary market.
- You are not willing to assume the credit risk of Deutsche Bank AG for all payments under the Securities.

Final Terms	
Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per Security
Term	5 years
Trade Date	January 26, 2011
Settlement Date	January 31, 2011
Final Valuation Date[1]	January 25, 2016
Maturity Date[2]	January 29, 2016
Index	Hang Seng China Enterprises Index (Ticker: HSCEI <Index>)
Trigger Level	6,324.99, equal to 50% of the Initial Level
Participation Rate	107.50%
Payment at Maturity (per $10.00 Security)	**If the Index Return is positive,** Deutsche Bank AG will pay you a cash payment per $10.00 Security that provides you with a return on your initial investment equal to the Index Return multiplied by the Participation Rate, calculated as follows: $10.00 + ($10.00 × Index Return × Participation Rate) **If the Index Return is zero or negative and the Final Level is greater than or equal to the Trigger Level on the Final Valuation Date,** Deutsche Bank AG will pay you a cash payment of $10.00 per $10.00 Security. **If the Final Level is less than the Trigger Level on the Final Valuation Date,** Deutsche Bank AG will pay you a cash payment at maturity less than the principal amount of $10.00 Security resulting in a loss that is proportionate to the percentage decline in the level of the Index reflected in the negative Index Return, equal to: $10.00 + ($10.00 × Index Return)
Index Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	12,649.97, the closing level of the Index on the Trade Date
Final Level	The closing level of the Index on the Trade Date

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF THE ISSUER. IF DEUTSCHE BANK AG WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Investment Timeline



Trade Date

The Closing Level of the Index is observed, the Participation Rate and Trigger Level are determined.

Maturity Date

The Final Level and Index Return are determined on the Final Valuation Date.

If the Index Return is positive, Deutsche Bank AG will pay you a cash payment per $10.00 Security that provides you with a return on your initial investment equal to the Index Return multiplied by the Participation Rate, calculated as follows:

$10.00 + [$10.00 × Index Return × Participation Rate]

If the Index Return is zero or negative and the Final Level is greater than or equal to the Trigger Level on the Final Valuation Date, Deutsche Bank AG will pay you a cash payment of $10.00 per $10.00 Security.

If the Final Level is less than the Trigger Level on the Final Valuation Date, Deutsche Bank AG will pay you a cash payment at maturity less than the principal amount of $10.00 Security resulting in a loss that is proportionate to the percentage decline in the level of the Index reflected in the negative Index Return, equal to:

$10.00 + ($10.00 × Index Return)

Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

[1] Subject to postponement in the event of a market disruption event and as described under "Adjustments to Valuation Dates and Payment Dates — Market Disruption Events for Equity Based Underlyings or Basket Components" in the accompanying product supplement.

[2] In the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed.

An investment in the Securities involves significant risks. Some of the risks that apply to an investment in the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement B. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦ **Your Investment in the Securities May Result in a Loss of Your Initial Investment** — The Securities differ from ordinary debt securities in that Deutsche Bank will not necessarily pay the full principal amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Index and will depend on whether, and to the extent which, the Index Return is positive or negative and if the Index Return is negative, whether the Final Level is less than the Trigger Level. If the Final Level is less than the Trigger Level, you will be fully exposed to any negative Index Return and Deutsche Bank AG will pay you less than your initial investment, resulting in a loss that is proportionate to the percentage decline in the Final Level as compared to the Initial Level. ***Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.***

♦ **Contingent Repayment of Your Initial Investment Applies Only if You Hold the Securities to Maturity** — You should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the Final level is above the Trigger Level.

♦ **The Participation Rate Applies only at Maturity** — You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full effect of the Participation Rate and the return you realize may be less than the Index return even if such return is positive.

♦ **Any Payment on the Securities is Subject to the Credit of the Issuer** — The Securities are unsubordinated and unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any contingent repayment of principal provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Securities, and in the event Deutsche Bank AG were to default on its obligations, you may not receive any amount owed to you under the terms of the Securities and you could lose your entire investment.

♦ **Trading and Other Transactions By Us or Our Affiliates, or UBS AG or Its Affiliates, in the Equity and Equity Derivative Markets May Impair the Value of the Securities** — We or one or more of our affiliates may hedge our exposure from the Securities by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the Securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the Securities declines. We or our affiliates, or UBS AG or its affiliates, may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS AG or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS AG or its affiliates, could adversely affect the value of the Securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the Securities.

♦ **No Direct Exposure to Fluctuations in Foreign Exchange Rates** — The value of your Securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Securities, you will not receive any additional payment or incur any reduction in your Payment at Maturity.

♦ **Non-U.S. Securities Markets Risks** — Because foreign companies held by the Index may be publicly traded in its respective country and are denominated in currencies other than U.S. dollars, investments in the Securities involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

♦ **Emerging Markets Countries Often Suffer From Political and Economic Instability** — An investment in the Securities will involve risks not generally associated with investments which have no emerging market component. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market country, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market country. Political or economic instability could have an adverse effect on the value of, and Payment at Maturity on, your Securities.

♦ **Investing in the Securities Is Not the Same as Investing in the Index or the Underlying Stocks of the Index** — The return on your Securities may not reflect the return you would realize if you invested directly in the Index or constituents of the Index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions or other rights that holders of component stocks underlying the Index would have.

- **No Periodic Coupon Payments, Dividend Payments or Voting Rights** — As a holder of the Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

- **The Securities have Certain Built-in Costs** — While the Payment at Maturity described in this pricing supplement is based on your entire initial investment, the Issue Price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

- **There May be Little or No Secondary Market for the Securities** — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

- **Potential Conflict of Interest** — Deutsche Bank AG and its affiliates may engage in business with the issuers of the component stocks underlying the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and Payment at Maturity based on closing levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

- **Potential Deutsche Bank AG Impact on Price** — Trading or transactions by Deutsche Bank AG or its affiliates in the Index or component stocks of the Index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Index or component stocks of the Index, may adversely affect the market price of the Index and therefore, the market value of the Securities.

- **We and our Affiliates, UBS AG and its affiliates, and Agents May Publish Research, Express Opinions or Provide Recommendations that May Be Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to Which the Securities Are Linked or the Value of the Securities** — We and our affiliates, UBS AG and its affiliates, and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We and our affiliates, UBS AG and its affiliates, and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us or our affiliates, UBS AG or its affiliates, or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

- **Many Economic and Market Factors Will Impact the Value of the Securities** — In addition to the level of the Index, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time remaining to maturity of the Securities;
  - the market prices and dividend rates on the component stocks underlying the Index;
  - interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;
  - a variety of economic, financial, political, regulatory or judicial events;
  - supply and demand for the Securities;
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **The U.S. Federal Income Tax Consequences of an Investment in the Securities are Unclear** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. As described below under "What Are the Tax Consequences of an Investment in the Securities?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

  Prospective investors should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Scenario Analysis and Examples at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity per $10.00 Security for a hypothetical range of performance for the Index from -100.00% to +100.00% and reflect the Initial Level of 12,649.97, a Trigger Level of 6,324.99 (50.00% of the Initial Level) and a Participation Rate of 107.50%. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Securities. The actual Payment at Maturity will be determined based on the Final Level on the Final Valuation Date. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Index Return (%)	Payment at Maturity ($)	Return at Maturity (%)
25,299.94	100.00%	$20.75	107.50%
24,034.94	90.00%	$19.68	96.75%
22,769.95	80.00%	$18.60	86.00%
21,504.95	70.00%	$17.53	75.25%
20,239.95	60.00%	$16.45	64.50%
18,974.96	50.00%	$15.38	53.75%
17,709.96	40.00%	$14.30	43.00%
16,444.96	30.00%	$13.23	32.25%
15,179.96	20.00%	$12.15	21.50%
13,914.97	10.00%	$11.08	10.75%
12,649.97	0.00%	$10.00	0.00%
11,384.97	-10.00%	$10.00	0.00%
10,119.98	-20.00%	$10.00	0.00%
8,854.98	-30.00%	$10.00	0.00%
7,589.98	-40.00%	$10.00	0.00%
6,324.99	-50.00%	$10.00	0.00%
5,059.99	-60.00%	$4.00	-60.00%
3,794.99	-70.00%	$3.00	-70.00%
2,529.99	-80.00%	$2.00	-80.00%
1,265.00	-90.00%	$1.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

Example 1 — The level of the Index increases by 10.00% from the Initial Level of 12,649.97 to the Final Level of 13,914.97. Because the Index Return is equal to 10.00%, the Issuer will pay you a Payment at Maturity of $11.08 per $10.00 Security, calculated as follows:

$$\$10.00 + (\$10.00 \times \text{Index Return} \times \text{Participation Rate})$$
$$\$10.00 + (\$10.00 \times 10.00\% \times 107.50\%) = \$11.08$$

Example 2 — The Final Level is equal to the Initial Level of 12,649.97. Because the Final Level of 12,649.97 is the same as the Initial Level of 12,649.97, the Index Return is zero, and the Issuer will pay you a Payment at Maturity of $10.00 per $10.00 Security.

Example 3 — The level of the Index decreases by 10.00% from the Initial Level of 12,649.97 to the Final Level of 11,384.97. Even though the Index Return is negative, because the Final Level of 11,384.97 is greater than or equal to the Trigger Level, the Issuer will pay you a Payment at Maturity of $10.00 per $10.00 Security.

Example 4 — The level of the Index decreases by 60.00% from the Initial Level of 12,649.97 to the Final Level of 5,059.99. Because the Final Level of 5,059.99 is less than the Trigger Level, the Issuer will pay you less than your principal amount, resulting in a loss of 1% of your initial investment for every 1% of negative Index Return. The Payment at Maturity of $4.00 per $10.00 Security will be calculated as follows:

$$\$10.00 + (\$10.00 \times -60.00\%) = \$4.00$$

If the Final Level is less than the Trigger Level, you will be fully exposed to any negative Index Return, resulting in a loss that is proportionate to the decline in the level of the Index. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment. Any payment on the Securities, including any contingent repayment of principal at maturity, is subject to the creditworthiness of the Issuer.

Hang Seng China Enterprises Index ("HSCEI")

The **Hang Seng China Enterprises Index** is compiled, published and managed by Hang Seng Indexes Company Limited, a wholly-owned subsidiary of the Hang Seng Bank. The Hang Seng China Enterprises Index is a free-float adjusted market capitalization weighted index comprised of H-shares, which are Hong Kong listed shares, of Chinese state-owned enterprises ("H-share companies"). This is only a summary of the Hang Seng China Enterprises Index. For more information on the Hang Seng China Enterprises Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The Hang Seng Indices — The Hang Seng China Enterprises Index" in the accompanying underlying supplement no. 1 dated September 29, 2009.

The graph below illustrates the performance of the Hang Seng China Enterprises Index from January 26, 2006 to January 26, 2011. The closing level of the Hang Seng China Enterprises Index on January 26, 2011 was 12,649.97. We obtained the closing levels of the Hang Seng China Enterprises Index from Bloomberg, and we have not participated in the preparation of or verified such information. **The historical levels of the Hang Seng China Enterprises Index should not be taken as an indication of future performance.**

Historical Performance of the Hang Seng China Enterprises Index



Source: Bloomberg

What Are the Tax Consequences of an Investment in the Securities?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your Securities, other than pursuant to a sale or exchange, and (ii) your gain or loss on the Securities should be capital gain or loss and should be long-term capital gain or loss if you have held the Securities for more than one year. If, however, the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Individuals who purchase the Securities should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.35 per $10.00 Security. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement, minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.